Mail Stop 6010


	December 9, 2005

Sam B. Humphries
President and Chief Executive Officer
Uroplasty, Inc.
2718 Summer Street N.E.
Minneapolis, Minnesota 55413-1180

Re:	Uroplasty, Inc.
	Registration Statement on Form SB-2 Filed September 14, 2005
      File No. 333-128313

Dear Mr. Humphries:

      We have reviewed your comment response letter dated November 16, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. From your response to prior comment 2, it appears that the warrants may be exercised within one year and were outstanding prior to filing of the registration statement. Therefore, it is inappropriate to register the exercise of those warrants at this time.

2. Please expand your response to prior comment 2 to address each of the warrants identified in the fee table. Also revise the fee table to clarify the provision of Rule 457 relied upon and to clarify your registration of the selling shareholder`s securities.

Certain Relationships and Related Party Transactions, page 50

3. Please tell us how your Form SB-2 complies with Regulation S-B
Items 404 and 701 for the transaction mentioned in your response to prior comment 2.

*  *  *  *  *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Donald C. Hunt at (202) 551-3647 or me at
(202)
551-3617 with any questions.

Sincerely,



	Russell Mancuso
	Branch Chief

cc (via fax):	Jeffrey C. Robbins, Esq. - Messerli & Kramer P.A.
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Sam B. Humphries
Uroplasty, Inc.
December 9, 2005
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